VIA EDGAR

February 23, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.

Registration Statement on Form S-1 (SEC File No. 333-172411)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Home Loan Servicing Solutions, Ltd., an exempted Cayman Islands company, that the effective date of the Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., Eastern time, on February 28, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 6,334 copies of the Preliminary Prospectus dated February 10, 2012 (the “Preliminary Prospectus”) from February 13, 2012 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

WELLS FARGO SECURITIES, LLC

BARCLAYS CAPITAL INC.

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

    As Representatives

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Edward Conway
Name: Edward Conway
Title: Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christian Anderson
Name: Christian Anderson
Title: Managing Director, Co-Head of Banks & Diversified Financials

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ William Nook
Name: William Nook
Title: Managing Director

By:	/s/ Carlos Alvarez
Name: Carlos Alvarez
Title: Managing Director

[Acceleration Request]